SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2023

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

São Paulo, May 8, 2023.

To

B3 – BRASIL, BOLSA, BALCÃO (“B3”)

Praça Antônio Prado, 48, 2º andar

CEP 01010-010, São Paulo – SP

Issuer Listing & Oversight Department

Attn.:       Ms. Ana Lucia Pereira – Superintendent of Issuer Listing and Oversight

Cc.: Securities and Exchange Commission of Brazil (CVM)

Attn.:        Mr. Fernando Soares Vieira – Superintendent of Company Relations

Mr. Francisco José Bastos Santos – Superintendent of Relations with the Market and Intermediaries

Re: Official Letter B3 661/2023-SLS of 05/05/2023

Dear Sirs,

We refer to Official Letter B3 661/2023-SAE (“Letter”), dated May 5, 2023, in which you requested clarifications from Braskem S.A. (“Braskem” or “Company”), as transcribed below:

“Re.: Request for clarification on atypical fluctuation

Dear Sir/Madam,

Considering the recent fluctuations in the securities issued by this company, number of trades and trading volume, as shown below, we request you to inform by May 8, 2023, if there is any fact known to you would justify them.

Common Shares
Prices (R$ per share)
Date	Opening	Minimum	Maximum	Average	Last	Var. %	No. trades	Number	Volume (R$)
04/20/2023	20.50	20.10	20.50	20.17	20.10	-1.47	47	8,000	161,326.00
04/24/2023	20.00	19.28	20.01	19.45	19.32	-3.88	133	28,600	556,163.00
04/25/2023	19.35	19.33	20.47	19.83	20.47	5.95	119	13,500	267,743.00
04/26/2023	19.97	19.69	20.05	19.87	19.70	-3.76	44	4,700	93,374.00
04/27/2023	19.66	19.25	19.81	19.54	19.60	-0.50	66	9,200	179,792.00
04/28/2023	19.72	19.65	20.38	20.02	20.37	3.92	49	7,400	148,143.00
05/02/2023	20.03	19.50	20.03	19.75	19.70	-3.28	59	7,200	142,216.00
05/03/2023	19.70	19.33	20.00	19.70	19.47	-1.16	106	20,300	399,826.00
05/04/2023	19.69	19.22	19.77	19.41	19.30	-0.87	85	13,400	260,122.00
05/05/2023*	19.45	19.45	21.09	20.12	21.09	9.27	94	11,900	239,468.00

Preferred Shares
Prices (R$ per share)
Date	Opening	Minimum	Maximum	Medium	Last	Var. %	No. trades	Number	Volume (R$)
04/20/2023	19.86	19.17	20.00	19.49	19.35	-2.17	12.979	4,021,300	78,362,523.00
04/24/2023	19.05	18.26	19.05	18.53	18.51	-4.34	12.385	3,535,300	65,504,350.00
04/25/2023	18.42	18.40	19.80	19.36	19.43	4.97	20.134	5,543,200	107,305,555.00
04/26/2023	19.51	18.94	19.63	19.17	18.96	-2.41	8.168	1,875,600	35,948,173.00
04/27/2023	18.82	18.70	19.16	18.92	18.93	-0.15	7.515	1,801,800	34,082,432.00
04/28/2023	18.96	18.84	19.99	19.65	19.79	4.54	10.234	2,725,500	53,556,805.00
05/02/2023	19.70	18.72	19.78	18.95	18.81	-4.95	10.900	2,645,800	50,126,936.00
05/03/2023	18.83	18.28	19.41	18.89	19.18	1.96	13.970	3,646,700	68,902,299.00
05/04/2023	19.26	18.67	19.57	19.11	19.22	0.20	11.898	2,581,800	49,339,729.00
05/05/2023*	19.30	19.00	23.05	20.25	22.35	16.28	10.522	3,439,700	69,666,463.00

* Updated as of 1:36 p.m.

In this regard, Braskem clarifies that due to lots of news published on the media on May 5, 2023, about sales process of Braskem, the Company, which does not conduct any negotiations of its shareholders on the sale of shares of its issue, questioned its controlling shareholder, on May 5, 2023, being Novonor clarified as described below:

“In response to your request, Novonor informs that, since our last manifestations and until the present moment, we have not received any proposal from potential interested parties that would imply material or binding evolution in the discussions we have been having with the five banks that hold the fiduciary alienation of our indirect participation in Braskem S.A.

We remain at your disposal for any further clarifications.”

Given the atypical fluctuation of shares issued by the Company recorded on May 5, 2023, the clarifications sent by Novonor to the Company were timely disclosed to the market through a Material Fact on May 5, 2023, itself.

In addition, also in the context of the news published in the media regarding a possible proposal for the purchase of control of Braskem, the Company received additional information from Novonor on May 7, 2023, which was disclosed to the market by the Company through a new Material Fact on May 8, 2023, as described below:

"Dear Sirs, we inform that after our last message to you, we have received a proposal, nonbinding, which will be evaluated in conjunction with the other interested parties. We will keep you informed should there be any material developments on the subject.”

Finally, regarding the period between April 20, 2023, and May 4, 2023, Braskem clarifies that it is not aware of a material act or fact not disclosed by the Company that justifies the fluctuations registered with the shares issued by the Company in the mentioned period and informs that during the period, reports from market analysts were released with the preliminary estimate for the operating and financial result for the first quarter of 2023.

For more information, contact Braskem’s Investor Relations Department by calling +55 (11) 3576-9531 or by sending an email to braskem-ri@braskem.com.br

Sincerely,

Pedro van Langendonck Teixeira de Freitas

Chief Financial and Investor Relations Officer

Braskem S.A.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 8, 2023

BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.